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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 5)*

                    Under the Securities Exchange Act of 1934

                        AMERICAN TECHNICAL CERAMICS CORP.
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                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
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                         (TITLE OF CLASS OF SECURITIES)

                                    030137103
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                                 (CUSIP Number)

                                KATHLEEN M. KELLY
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 ONE NORDEN LANE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 15, 2000
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             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP No. 030137103

1     Name of Reporting Person                  Victor Insetta
      S.S. or I.R.S. Identification No.
      of Above Person

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2     Check the Appropriate Box if                   (a) [X]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only

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4     Source of Funds                                OO

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5      Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)    [ ]

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6     Citizenship or Place of Organization           U.S.A.

      --------------------------------------------------------------------------

                          7    Sole Voting Power          4,452,130 (See Item 5)


                               -------------------------------------------------

Number of Shares          8    Shared Voting Power          210,400 (See Item 5)
Beneficially Owned by
Reporting Person With          -------------------------------------------------

                          9    Sole Dispositive  Power    4,452,130 (See Item 5)


                               -------------------------------------------------

                          10   Shared Dispositive Power     210,400 (See Item 5)

                               -------------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person              4,662,530  (See Item 5)


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12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares         [X]

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13    Percent of Class Represented                59.89% (See Item 5)
       Amount in Row (11)
      --------------------------------------------------------------------------

14    Type of Reporting Person                    IN


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                                 Amendment No. 5
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended

      The undersigned hereby amends Item 5 of the Schedule 13D filed on October 18, 1985 (as amended, the "Schedule 13D") with respect to the Common Stock, par value $.01 per share, of American Technical Ceramics Corp. (the "Company"). On April 11, 2000, the Company declared a two-for-one split (the "Stock Split") of its Common Stock to be effected in the form of a stock dividend payable on May 15, 2000 to holders of record on April 24, 2000. All of the share figures and prices in this Amendment No. 5 have been adjusted to give effect to the Stock Split. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

Item 5.    Interest in Securities of the Issuer.

           (a) The first paragraph of subparagraph (a) of Item 5 is hereby amended in its entirety to read as follows:

           "The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Insetta as of August 1, 2000 is 4,662,530 and 59.89%, respectively, based upon 7,784,778 shares of Common Stock outstanding as of April 27, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 (after giving effect to the Stock Split). Of the 4,662,530 shares beneficially owned by Mr. Insetta, (i) 210,400 shares are owned by Joseph Colandrea and his wife, (ii) 4,000 shares of Common Stock are issuable to Mr. Insetta at a price of $4.46875 per share upon the exercise of certain options which are currently exercisable, and (iii) 1,000 shares of Common Stock are issuable to Mr. Insetta at a price of $4.40 per share upon the exercise of certain options which are currently exercisable. Not included in the 4,662,530 shares beneficially owned by Mr. Insetta are (i) 4,000 shares issuable at a price of $4.46875 per share upon the exercise of certain options not yet exercisable, (ii) 3,000 shares issuable at a price of $4.40 per share upon the exercise of certain options not yet exercisable, and (iii) 2,500 shares beneficially owned by Mr. Insetta's wife, of which Mr. Insetta disclaims beneficial ownership. While Mr. Colandrea has the right pursuant to the Shareholders' Agreement to require Mr. Insetta to vote his shares in favor of the election of Mr. Colandrea as a director of the Company; Mr. Colandrea has waived such right until further notice. Accordingly, Mr. Insetta currently has sole voting power with respect to all of the 4,452,130 shares owned directly by him. Mr. Insetta has sole dispositve power with respect to such shares.

           Pursuant to the terms of the Shareholders' Agreement, Mr. Insetta may be deemed to share voting and dispositive power over the shares owned by Mr. Colandrea. Mr. Insetta disclaims beneficial ownership of such shares.

           (b) The third sentence of the third paragraph of subparagraph (a) of
Item 5 is hereby amended in its entirety to read as follows:

           "As of June 30, 2000, the number of shares of Common Stock owned by Mr. Colandrea that were subject to the Shareholders' Agreement was 210,400; Mr. Mezey sold all of his shares of Common Stock on November 22, 1985."

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           (c) The Chart in Subparagraph (c) of Item 5 is hereby supplemented to include the following information:

      DATE        TYPE OF TRANSACTION        NUMBER OF SHARES   PRICE PER SHARE

    9/11/1998         Stock Bonus                 40,908           $4.655

    9/14/1999             Gift                     4,000           $4.875

    5/8/2000        Open Market Sale              10,400           $34.00

    5/9/2000        Open Market Sale               2,000           $34.00

    5/9/2000        Open Market Sale               1,800           $34.125

    5/12/2000       Open Market Sale              10,400           $34.2404

    5/15/2000       Open Market Sale               9,600           $34.00

    5/16/2000       Open Market Sale              35,800           $35.166

    6/15/2000       Open Market Sale               4,600           $40.7527

    6/16/2000       Open Market Sale              12,000           $39.195

    6/21/2000       Open Market Sale              39,900           $39.4582

    6/22/2000       Open Market Sale               1,300           $39.00

    6/26/2000       Open Market Sale               1,600           $39.9844

    6/27/2000       Open Market Sale               6,500           $34.0538

    7/24/2000             Gift                     4,000           $26.3125


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

     Dated:   September 8, 2000            /s/ Victor Insetta
                                           -----------------------------------
                                           Victor Insetta

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